UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Quarterly Results of Telefónica Group: January- June 2025	2

The financial information related to January-June 2025 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial results originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a presentation (click here) to discuss the results at 10:00am CEST on 30th July 2025.

For more information, please contact:
Torsten Achtmann (torsten.achtmann@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q2 2025 Financial Results                       30th July 2025
Solid progress in strategy execution
Highlights
•Customer relevance, distinctive infrastructure (y-o-y)
◦348.6m accesses (FTTH 16.1m, +8%), with network as a differentiation element
◦Customer centric approach paying off (NPS score of 33)
◦Leading FTTH and 5G roll-out. 81.4m PPs (+11%), 77% 5G coverage in core markets (+10 p.p.)
•Resilient performance, focusing on consistency (y-o-y organic)
◦Growth acceleration in Spain (revenue +1.9%, EBITDAaL +1.2%, EBITDAaL-CapEx +2.8%) and consistent EBITDA (+1.0%). Best quarterly net adds since Q3 18
◦Sequential improvement in Brazil; revenue +7.1% and EBITDA +8.6% (the strongest growth since Q4 23). Market leadership in mobile contract and FTTH market shares (43% and 18%, respectively, as of May-25)
◦Germany; strong commercial momentum in mobile (net adds +12.1% q-o-q), while financials reflected envisaged headwinds from B2P transformation weighing in the short term. H1 EBITDAaL-CapEx margin 12.0%, +0.1 p.p.
•Group Financials (y-o-y organic)
◦Revenue growth (+1.5%) supported by service revenue (+1.6%). B2B +5.2% and B2C +2.1%
◦Ramping-up profitability growth; EBITDA +1.2%. Stable EBITDAaL-CapEx (-0.1%)
◦Hispam EBITDA improved (+12.1 p.p. q-o-q to -2.8% in Q2) despite challenging competitive environment
•On track to fulfil 2025 guidance
◦Q2 results aligned with internal expectations
◦Q2 FCF turned positive (€505m from continuing operations), +€718m q-o-q. Net debt and leverage (€27.6bn, 2.78x) reflected FCF seasonality and FX mix on the ratio. FCF and leverage to improve over the course of the year
•Update on strategic review in H2 25
•Reducing exposure in Hispam
◦Binding agreement for the sale of 100% of shares of T. Uruguay and T. Ecuador, in May-25 and Jun-25, both subject to certain closing conditions
◦T. Argentina and T. del Perú already sold. T. Colombia binding agreement sale subject to certain closing conditions

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Unless stated otherwise, CapEx excludes spectrum.

Marc Murtra, Chairman and CEO of Telefónica
“We are progressing and executing on our strategy, with focus on customer, operational and technology excellence. All under a strict financial discipline and industrial rational, and with the aim to create value for all our stakeholders.
Our performance in Q2 was in line with the Company expectations. We continue to deliver a steady performance, showing resilience and consistency, despite mixed regional dynamics in an uncertain economic context. Group revenue and EBITDA continued to grow and EBITDAaL-CapEx was stable. FCF generation improved in Q2, but its seasonality and the dividend payment in June was reflected in net debt. Both are expected to improve over the course of the year. With these results, we are reiterating our full year guidance and the dividend.
Looking ahead, we expect to see good momentum in Europe and Brazil. In Hispam, after the latest sales announcements of T. Uruguay and T.Ecuador this quarter, more steps will be taken to reduce our exposure in the region.
All taking into account the strategic review we are undergoing that will be finalised in H2 25.
Lastly, our unwavering commitment to ESG has led TIME Magazine and Statista to name Telefónica second in their ranking of the World's Most Sustainable Companies."

Outlook
2025 guidance (organic1)
•Revenue: organic growth y-o-y (H1 25 +1.5%)
•EBITDA: organic growth y-o-y (H1 25 +0.8%)
•EBITDAaL-CapEx: organic growth y-o-y (H1 25 -0.2%)
•CapEx/Sales: < 12.5% organic (H1 25 11.1%)
•FCF: similar to 2024 (FCF continuing operations H1 25 €291m)
•Leverage reduction (Jun-25 2.78x)
Shareholder remuneration confirmed for 2025
•Second tranche of 2024 dividend of €0.15 per share in cash was paid the 19th of June 2025
•2025 dividend of €0.30 per share in cash will be paid the 18th of December 2025 (€0.15) and June 2026 (€0.15)

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(1) Criteria for 2025 guidance: organic, assumes constant FX (average in 2024), excludes the contribution to growth from Venezuela, considers constant perimeter of consolidation and does not include restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts. CapEx ex-spectrum. Reported FCF from continuing operations excludes spectrum payments.

Telefónica Group Main KPIs

	H1 25			Q2 25
	(€m)	y-o-y % Chg	y-o-y % Org Chg	(€m)	y-o-y % Chg	y-o-y % Org Chg

Revenue	18,013	(3.3)	1.5	8,953	(3.7)	1.5
EBITDA*	5,867	(4.6)	0.8	2,921	(4.8)	1.2
EBITDAaL*- CapEx	2,580	(5.9)	(0.2)	1,212	(6.2)	(0.1)
CapEx / Sales organic	11.1%		(0.4) p.p.	12.1%		(0.4) p.p.
FCF from continuing operations	291	(42.4)		505	(6.6)
Net Financial Debt	27,609	(5.5)
Net Income from continuing operations	558	(46.3)		155	(67.0)

	H1 25 (€m)	y-o-y % Chg	y-o-y % Org Chg	Q2 25 (€m)	y-o-y % Chg	y-o-y % Org Chg
Revenue	18,013	(3.3)	1.5	8,953	(3.7)	1.5
Telefónica España	6,356	1.8	1.8	3,186	1.9	1.9
Telefónica Brasil	4,616	(6.9)	6.7	2,279	(6.6)	7.1
Telefónica Deutschland	4,095	(2.2)	(2.2)	2,040	(2.4)	(2.4)
Telefónica Hispam	2,135	(12.0)	(2.8)	1,042	(15.4)	(2.9)
Other companies & eliminations	810	(0.6)	(1.1)	407	(0.6)	(0.1)
EBITDA*	5,867	(4.6)	0.8	2,921	(4.8)	1.2
Telefónica España	2,254	1.0	1.0	1,125	1.0	1.0
Telefónica Brasil	1,924	(5.5)	8.3	960	(5.3)	8.6
Telefónica Deutschland	1,278	(4.1)	(4.1)	638	(6.0)	(6.0)
Telefónica Hispam	397	(21.3)	(8.6)	208	(20.1)	(2.8)
Other companies & eliminations	14	(69.5)	(90.6)	(11)	c.s.	c.s.
EBITDAaL*	4,582	(6.3)	(0.9)	2,284	(6.6)	(0.7)
Telefónica España	1,937	1.1	1.1	969	1.2	1.2
Telefónica Brasil	1,502	(5.3)	8.5	754	(4.9)	9.0
Telefónica Deutschland	900	(6.6)	(6.6)	450	(9.1)	(9.1)
Telefónica Hispam	232	(38.6)	(25.1)	125	(37.9)	(20.1)
Other companies & eliminations	11	(75.1)	(97.9)	(13)	n.s.	n.s.
CapEx	2,003	(6.8)	(1.9)	1,073	(7.1)	(1.4)
Telefónica España	712	(1.1)	(1.1)	378	(1.3)	(1.3)
Telefónica Brasil	685	(10.8)	2.2	381	(9.0)	4.2
Telefónica Deutschland	407	(12.6)	(12.6)	204	(12.3)	(12.3)
Telefónica Hispam	134	0.6	3.9	77	(10.8)	(0.3)
Other companies & eliminations	64	5.0	5.3	32	(2.9)	(1.0)

Spectrum	227	273.1	240.9	205	n.s.	n.s.

EBITDAaL*- CapEx	2,580	(5.9)	(0.2)	1,212	(6.2)	(0.1)
Telefónica España	1,225	2.4	2.4	591	2.8	2.8
Telefónica Brasil	817	(0.2)	14.4	372	(0.3)	14.3
Telefónica Deutschland	493	(1.0)	(1.0)	246	(6.3)	(6.3)
Telefónica Hispam	98	(60.0)	(40.8)	48	(58.1)	(34.9)
Other companies & eliminations	(53)	210.5	269.8	(46)	32.3	42.6

	Jun 25 (thousands)	y-o-y % Chg
Total Accesses	348,589	(0.2)
o/ w FTTH	16,085	8.4
o/ w Contract	117,895	(0.7)
o/ w Pay TV	8,754	(1.3)
o/ w Wholesale	28,948	7.2

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(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.

Operational, infrastructure and IT performance
Total accesses amounted to 348.6m as of Jun-25, virtually stable y-o-y (-0.2%), with FTTH growing 8%.
As part of the Autonomous Network Journey (ANJ) program, we continued to incorporate intelligence through AI-based capabilities, from traditional automation to technologies such as Generative AI and Digital Twins. We are developing AI agents that automate decisions, act in real time and enable predictive and autonomous operations. As such, we are strengthening our technological architecture, ensuring their scalability, security, and seamless integration with existing systems and other intelligent agents. These specific initiatives are transforming our operations.
In Brazil, we deployed a self-healing case in the 5G core network with a closed-loop approach (automatic detection, analysis, decision, and action). This solution, with Level 4 autonomy according to the TM Forum standard, automatically detects, diagnoses, and resolves incidents in the physical environment on virtualised functions, improving availability, reducing failures and optimising costs.
In Spain, we continue to deploy advanced use cases in our network such as intelligent automation in the management of network stability. This is also an autonomous Level 4 solution that combines analytics, AI, and closed-loop execution to detect and respond to instabilities in real time, improving service quality, efficiency, and customer experience.
In Germany, we have created an environment to develop automation use cases in the transport network, with workflows integrated into the SDN (Software-Defined Networking) controller, to enable tasks such as mass verification of IP parameters or automatic service provisioning, applying intent-based and closed-loop automation with open APIs.
Likewise, the Open Gateway project led by Telefónica and the GSMA continues to standardise the access to telecom networks functions through open APIs. It currently reaches 286 operators (7% of global mobile connections) with 232 APIs launched commercially throughout the world. Aduna keeps growing, as a vehicle to scale API commercialisation globally, and announced new agreements to integrate with more operators (NTT DoCoMo and SoftBank in Japan), leading global system integrators (Wipro and Tech Mahindra), aggregators (JT Global) and marketplaces (Microsoft Azure). Telefónica keeps working in all its geographies to enable new APIs and use cases alongside potential customers across a wide range of industries and while at the same time negotiating agreements with channel partners.
Telefónica has completed the retail copper network switch-off in Spain with the closure of all its central offices (8,532 COs). We are the global leader in fibre, offering the best carrier solution for the next 50 years (XGS-PON ready), with 171.6m UBB PP, +3% year-on-year increase. Out of these, 81.4m are FTTH PPs (+11% y-o-y) including 29.1m PPs from our FibreCos (+13% y-o-y). As such, total FTTH PPs grew by 1.4m in Q2 25 (34% through FibreCos) and by 2.9m in H1 25 (35% through FibreCos)
As of June, 5G coverage was at 94% in Spain, 98% in Germany, 64% in Brazil, and 78% in the UK. T. España now covers 2,000 towns with high-performance 5G (3,500MHz), leading the country's mobile networks. The 5G Stand Alone core is fully deployed in all our core markets.
Several initiatives such as the reduction in RAN energy consumption and the switch-offs in legacy continue to help to reduce energy consumption at Group level despite the strong traffic increase, aiming the goal of reducing the ratio of consumption per unit of traffic by 95% by 2030 and net zero emissions by 2040 across the value chain.

Financial performance
Income Statement
Group consolidated results include the deconsolidation of Telefónica Argentina and Telefónica Peru since February 24, 2025 and April 13, 2025, respectively. Telefónica Uruguay's and Telefónica Ecuador's assets and liabilities have been reclassified as held for sale at June 30, 2025, after the sale agreements reached on May 21, 2025, and June 13, 2025, respectively. In compliance with IFRS, these companies have been reported as discontinued operations within the Telefónica Group since January 1, 2025 and 2024 results have been revised accordingly.
Q2 25 was affected by FX moves, mainly the y-o-y depreciation of the Brazilian reais vs. the euro. The impact in Q2 was -€453m in revenue and -€156m in EBITDA*. In H1, -€841m and -€294m, respectively, and -€62m at FCF from continuing operations. At net debt, -€138m (-€74m plus leases) given the slight appreciation of the Brazilian reais since Dec-24.
Revenue fell 3.7% y-o-y to €8,953m in Q2 25, -3.3% to €18,013m in H1 25, FX detracted 4.9 p.p. and 4.5 p.p. In organic terms, revenue is +1.5% in Q2 and H1, service revenue +1.6% in Q2 and H1, handset sales +1.4% in Q2 (+0.4% in H1).
B2C revenue grew by 2.1% y-o-y in Q2 25 (€5,323m, 61% of total) and by 2.0% y-o-y in H1, with improved performance across core markets, reflecting our enhanced value propositions, leading service quality and valuable brands.
B2B revenue grew by 5.2% y-o-y in Q2 25 (€2,021m, 22% of total) and by 5.1% y-o-y in H1 driven by a high single digit growth in the core markets. Both Corporate and SME revenue is increasing (+4.8% y-o-y and 6.0% y-o-y respectively in H1). Main growth driver is IT which delivered double-digit growth and already accounts for 46% of total B2B revenue.
Wholesale & Partners and Others revenue improved its trend sequentially (+0.5 p.p. q-o-q) and declined by 4.7% y-o-y in Q2 25 (€1,609m, 17% of total) as well as in H1, mostly reflecting the anticipated headwinds from transformation of the partner business in Germany.
Other income: €307m in Q2 25, +22.1% y-o-y organic. H1: €684m (included €95m Nabiax capital gain), +14.1% organic.
Operating expenses decreased by 2.0% y-o-y to €6,357m in Q2 25 (-1.6% to €12,796m in H1), affected by restructuring costs (€16m in Q2 and €67m in H1, mainly in Other Co. and Eliminations) and FX moves. In organic terms, OpEx was +2.7% y-o-y (+2.3% in H1) on higher supplier and personnel costs, partially offset by lower other operating expenses.
Impairments and losses on disposal of assets: +€2m in Q2 25, -€6m in H1 25.
Earnings before depreciation and amortisation (EBITDA)* fell 4.8% y-o-y to €2,921m in Q2 25, -4.6% to €5,867m in H1, with FX dragging by 5.1 p.p. and 4.8 p.p., respectively. In organic terms, grew 1.2% y-o-y in Q2 (+0.8% in H1) due to Brazil and Spain, partially offset by Hispam, Germany and Other Co. & Eliminations.
EBITDA* margin at 32.6% both in Q2 25 and H1 25 (-0.1 p.p. and -0.2 p.p. y-o-y organic, respectively).
EBITDAaL*: -6.6% y-o-y to €2,284m in Q2 25, -6.3% to €4,582m in H1 25. In organic terms, -0.7% and -0.9%, respectively.
Depreciation and amortisation fell 4.5% y-o-y to €1,871m in Q2 25 (-4.0% to €3,786m in H1), impacted by FX moves.
Share of profit of investments accounted for by the equity method: -€186m in Q2 25 and -€299m in H1 25 (-€27m in Q2 24 and +€19m in H1 24), mainly due to change in fair value of derivatives of VMO2.
Net financial expenses -4.3% y-o-y to €433m in Q2 25 (H1: €787m, -10.0%) helped by cost containment in Europe.
Corporate tax expenses amounted to €224m in Q2 25 and €396m in H1 25 (€95m and €221m in the same periods of 2024). The increase was mainly due to the effects of the deferred tax assets reversal in Spain and Germany.
Profit attributable to minorities from continuing operations: €35m in Q2 25 and €69m in H1 25 (€64m in Q2 24 and €95m H1 24) due to lower profit from minority interests of Telefónica Colombia.
Net income from continuing operations amounted to €155m in Q2 25 and earnings per share to €0.02 (€558m and €0.08 in H1 25), affected by -€12m restructuring and -€316m of other impacts (H1: -€50m restructuring, +€94m capital gains, -€488m other impacts). Adjusted, net income decreased 27.8% y-o-y to €483m and EPS -30.7% to €0.07 (-24.5% y-o-y to €1,001m and -27.3% to €0.15, respectively in H1).
Profit from discontinued operations of -€206m in Q2 25 was mainly associated to Peru (€236m accumulated negative translation differences) and included also Uruguay and Ecuador. In H1 was -€1,913m (mainly accumulated negative translation differences in Argentina and Peru, and the impact from the loan granted and capital loss from the sale in Peru). Minorities from discontinued operations was +€1m in Q2 25 (-€1m in H1 25). This resulted in net income from discontinued operations of -€206m, EPS of -€0.04 (-€1,913m, EPS of -€0.34 in H1).

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(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.

Free Cash Flow
EBITDA*-CapEx was -3.4% y-o-y to €1,849m and EBITDAaL*-CapEx -6.2% to €1,212m in Q2 25 (-3.5% to €3,864m and -5.9% to €2,580m in H1 25, respectively) affected by the FX impact. In organic terms, EBITDA*-CapEx increased +2.7% y-o-y in Q2 (+2.3% in H1) and EBITDAaL*-CapEx -0.1% (-0.2% in H1).
CapEx declined 7.1% y-o-y to €1,073m in Q2 25 and 6.8% to €2,003m in H1 25 (-1.4% and -1.9% organic, respectively). Spectrum accrued was €205m in Q2 and €227m in H1 (mainly in Germany). Spectrum payments: €71m in H1 (€30m Spain, €21m Germany, €20m Hispam). CapEx/Sales organic fell 0.4 p.p. to 11.1% in H1.
Working capital variation consumed €309m in H1 25 due to seasonal impacts such as Capex execution. Compared to H1 24, it generated €211m, mainly explained by the spectrum accrued in Germany in H1 25 with payments in coming years.
Interest payments were slightly up, +2.8% y-o-y to €621m in H1 25, mainly due to a different calendarisation (higher concentration of payments in Europe vs. H1 24). The effective cost of debt related interest payments (L12M) decreased to 3.30% as of Jun-25 (Jun-24: 3.64%).
Dividends received were in line (€30m in H1 25, €28m in H1 24) and paid to minority shareholders (€79m in H1 25, €108m in H1 24) lower mainly due to the non-distribution of dividends to T. Deutschland.
Tax payments increased 9.0% y-o-y to €297m in H1 25 mainly due to higher payments in advance in Spain.
Lease principal and interest payments increased 8.9% y-o-y to €1,379m in H1 25 mainly due to seasonal impacts.
Pre-retirement commitments (€503m in H1 25, €519m in H1 24) and hybrid coupon payments (€188m in H1 25, €200m in H1 24) were similar y-o-y.
Thus, free cash flow from continuing operations reached €505m in Q2 25 and €291m in H1 25 (€540m in Q2 24 and €506m in H1 24).
Free cash flow from discontinued operations: €22m in Q2 25 and -€123m in H1 25 (-€298m in Q2 24 and -€288m in H1 24) included Argentina, Peru, Uruguay and Ecuador.
Total free cash flow amounted to €527m in Q2 25 and €169m in H1 25 (€242m in Q2 24 and €218m in H1 24).
Funding and financing
Net financial debt increased by €560m in Q2 to €27,609m as of Jun-25, despite a positive total free cash flow (including spectrum payments) of €508m. The increase was due to shareholder remuneration of €818m (Jun-25 cash dividend payment), net financial investments of €33m and other net factors of €217m.
In H1 25, net financial debt increased by €448m due to shareholder remuneration of €1,020m and other net factors of €365m (including the impact of exchange rates). Factors that decreased debt were net financial divestments of €0.9bn and total free cash flow (including spectrum payments) of €72m.
Lease liabilities amounted to €7,760m as of Jun-25, -3.1% in Q2 and -6.2% in H1 mainly due to the sale of T. Argentina and T. Peru. Net financial debt including lease liabilities amounted to €35,369m as of Jun-25.
In H1 25, Telefónica Group raised long term financing by €7,593m and VMO2 raised €1,407m equivalent.
Financing activities in Q2 25 included:
•In April, T. Chile signed a CLP15,000m bilateral loan with maturity in Oct-26 and T. Colombia signed a $40m bilateral loan with maturity in Oct-26
•In May, Otecel, our subsidiary in Ecuador, signed a $14m bilateral loan with maturity in May-30
•In June, Telefónica successfully placed a senior bond for an amount of €750m with a 10-year maturity and an annual coupon of 3.941%
After Jun-25 closing, Telefónica issued in July a senior bond in the Swiss franc market for an amount of CHF130m with a 7-year maturity and an annual coupon of 1.3275%.
Telefónica financing activity has allowed to maintain a solid liquidity position of €18,649m (€10,049m of undrawn committed credit lines; €9,535m maturing over 12M). As of Jun-25, the Group has covered debt maturities over the next three years and the average debt life stood at 10.9 years.
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €1,500m as of Jun-25.
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(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.

Sustainability performance
Telefonica’s approach to sustainability is pragmatic and focused on reducing risk and delivering value. Our objectives are aligned with the UN SDGs. For Q2 25, we highlight:
“E” Environmental: Building a greener future (SDG #7, #9, #11, #12, #13)
•Substantiating our net zero goals: updated Climate Action Plan published, reinforcing our commitments to be Net-Zero by 2040 with a clear roadmap to reach our objectives
•CDP Supplier Engagement Leader: on the A-List for 6th consecutive year due to our performance on governance, targets, Scope 3 emissions, and value chain engagement. Vivo included for 5th year running
“S” Social: Helping society thrive (SDG #4, #5, #8, #9, #10, #11)
•Customer at the centre: launched a transformational customer service model “Movistar por ti” in Spain, placing human, agile, and personalised care at the core
•Committed to diversity: initiatives held throughout the footprint to celebrate LGBTIQ+ Pride month. 34% women executives, progressing towards our objective of 37% by 2027
“G” Governance: Leading by example (SDG #10, #16, #17)
•Reinforcing ethical behaviour: launched an updated and mandatory course for all employees on our code of ethics and conduct, reaffirming our commitment to an ethical and responsible corporate culture
•Recognised for transparency: received Fundación Haz’s highest recognition for fiscal transparency and won an honorable mention in the Spanish Association of Accounting & Business Administration’s Award for Transparency
Finally, our steadfast commitment to sustainability have led TIME Magazine and Statista to name Telefónica second in their ranking of the World's Most Sustainable Companies in 2025 (out of 5,000 companies initially ranked).

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

34%	of total Telefónica H1 25 organic revenue	36%	of total Telefónica H1 25 organic EBITDA

Key messages
•Quarterly net adds are the highest in more than 6 years
•New acceleration in EBITDAaL (+0.2 p.p. vs. Q1 25)
•EBITDAaL - CapEx grows +2.4% y-o-y in H1 25

Operating performance
Telefónica España’s strategy, focused on delivering an excellent customer service, has fostered the best commercial performance since Q3 18, as seen in both net adds and y-o-y accesses growth. As a result, revenue and EBITDAaL improved by 1.9% and 1.2% y-o-y respectively in Q2 25, even though by Mar-25 the impact of the personnel restructuring savings affective in 2024 become comparable y-o-y.
Several actions were implemented during the quarter to generate value and maintain competitive offers. These include updates to miMovistar functionalities, the launch of new O2 plans with TV, and the rollout of “Movistar por ti,” aimed at creating an even more distinctive customer experience (maintaining a leading NPS and the reduction of complaints).
We continue to strengthen our sustainability commitments. On the environmental front, we renewed ISO 14001 and ISO 50001 certifications, and ensured that our devices comply with new European regulations on USB-C chargers and energy labeling. On the social side, we promote responsible technology use through initiatives like Movimiento Azul and productions on Movistar Plus+.
Accesses grew 12% y-o-y thanks to strong commercial performance, the contribution of new IoT lines (doubling y-o-y), and the addition of new wholesale Fiberpass accesses in March. Net adds in key retail accesses were the highest in over 6 years, accelerating y-o-y base growth: FBB (+2.1%, +0.4 p.p. vs. Q1), contract (+2.7%, +0.7 p.p. vs. Q1), and TV (+6.4%, +1.9 p.p. vs. Q1). Notably, TV posted an excellent net gain (+89k, the best since Q3 18), and penetration of maximum fibre speed (1 Gbps) in the retail segment now far exceeds half of the base.
The convergent base added 15k customers in Q2 25 (+0.8% y-o-y; +0.3 p.p. vs. Q1), supported by a further reduction in churn (0.8%, the lowest since one year after the launch of our convergence offer in 2012). This loyalty, along with a best-in-class ARPU of €91.1 (-0.7% y-o-y, due to the growing presence of O2 in the base), results in a significantly higher average value per convergent customer.

Financial performance
Revenue growth in Q2 25 accelerated its pace (+1.9% y-o-y, +0.2 p.p. vs. Q1 25) driven by higher handset sales (+25% y-o-y; +7 p.p. vs. Q1 25, with a more favorable y-o-y comparison) and sustained growth in service revenue (+1.0% y-o-y, in line with Q1 25). Revenue grew 1.8% y-o-y in H1 25.
Retail revenue grew 2.2% y-o-y in Q2 supported by a larger customer base, price increases, and strong IT sales. The slight sequential deceleration (-0.4 p.p. vs. Q1) is explained by a lower y-o-y growth in IT due to the tougher comparative base. Wholesale and Other revenue declined -4.6% y-o-y (+1.9 p.p. vs. Q1) due to the impact of wholesale contract renewals.
EBITDA increased 1.0% y-o-y in Q2 25 (in line with Q1), reflecting higher revenue growth and various efficiencies, such as network transformation and hyper-automation, once the impact of personnel savings became y-o-y comparable from March. The EBITDA margin in Q2 reached 35.3% (-0.3 p.p. y-o-y). EBITDA grew 1.0% vs. H1 24 (35.5% margin). EBITDAaL grew 1.2% y-o-y (+0.2 p.p. vs. Q1), with lease costs stable y-o-y, and increased 1.1% in H1 25.
Finally, EBITDAaL-CapEx in H1 25 rose 2.4% y-o-y, with the margin over revenue reached 19.3% (+0.1 p.p. y-o-y), thanks to CapEx containment (-1.1% y-o-y) following the completion of fibre rollout (31M PP) while 5G+ deployment continues.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

28%	of total Telefónica H1 25 organic revenue	36%	of total Telefónica H1 25 organic EBITDA
Key Messages
•Customer value growth continued, driven by contract and FTTH
•Acceleration in y-o-y revenue growth to 7.1% (MSR +7.3% and fixed +7.9%)
•EBITDA growth (+8.6%) reaches its highest level since Q4 23

Operating performance
Following the agreement on April 11th with Anatel to migrate from a concession to an authorization regime, the migration of copper-based fixed voice customers has begun, leading to better service quality. Q2 results showed improved y-o-y performance, but do not yet reflect significant impacts from this, which are expected to begin affecting results in H2.
In mobile, clear leadership continued, especially in contract, with a market share of 42.8% as of May-25. Accesses increased by 6%, supported by the ongoing migration from prepaid accesses. Churn remains low (1.1%) despite tariff increases (for new customers in February and existing ones in April), which, combined with the progressive adoption of new digital services, enabled ARPU growth of +2.6% y-o-y.
In fixed, Vivo also maintains its leadership with an FTTH market share of 18% (May-25), significantly higher than its main competitors thanks to its value proposition, service quality, brand positioning, and service bundling. The company remains focused on FTTH growth and, on July 10th, announced an agreement with CPDQ to acquire the 50% stake it currently holds in Fibrasil, further strengthening Vivo’s leadership in the sector. Connections increased 13% y-o-y, now representing 97% of FBB accesses (+2 p.p. y-o-y). PPs totalled 30.1m (take-up of 24%, +1 p.p. y-o-y), making it the Latin American operator with the largest FTTH deployment.
Vivo Total (combined FTTH + mobile offering) amounted to 2.9m accesses (+63% y-o-y), improving the average value of Vivo's customers, as bundled customers have better ARPU and lower churn.
In Sustainability, Vivo has been recognised as the company of the year in the “Best of ESG” award by EXAME magazine (benchmark in corporate sustainability initiatives in Brazil), as a leader in environmental, social, and governance actions, growing ethically and sustainably. Furthermore, we have been named Supplier Engagement Leader by CDP for the 5th consecutive year.

Financial performance
Revenue accelerated its y-o-y growth in Q2 25, growing +7.1% (H1 +6.7%; -6.6% and -6.9% respectively in reported terms), driven by growth in contract and FTTH revenue (+9.2% and +10.9% respectively), which now represent 70% of service revenue. Mobile service revenues grew +7.3%, driven by access growth and improved quality, resulting in sustained ARPU improvement. Fixed revenue increased +7.9%, supported by FTTH, digital services, and B2B segment performance. Digital services (B2C and B2B) grew 33.4%, with notable growth in OTT services in B2C (+24.7%; 3.7m subscribers) and Cloud in B2B (+42.3%).
EBITDA increased +8.6% y-o-y in Q2 (H1 +8.3%; -5.3% and -5.5% respectively in reported terms), thanks to controlled OpEx, which grew in line with inflation despite commercial efforts and the higher weight of digital services.
EBITDAaL-CapEx grew 14.4% compared to H1 24 (-0.2% reported), driven by EBITDAaL growth (+8.5%) and lower CapEx intensity (H1 CapEx/Revenue 14.8%, -0.6 p.p. y-o-y). The H1 EBITDAaL-CapEx margin stood at 17.7%, +1.2 p.p. y-o-y.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

22%	of total Telefónica H1 25 organic revenue	21%	of total Telefónica H1 25 organic EBITDA

Key messages
•Robust trading driven by own brand momentum; contract net adds +184k (Q1 +164k)
•Core business momentum intact while partner business transformation temporarily weighs on financials
•Ongoing strong progress with network densification and 5G rollout

Operating performance
In a dynamic and increasingly saturated yet overall sound market, with somewhat higher promotional activity across mobile segments, T. Deutschland remained focused on strategy execution in Q2 25. The company’s robust mobile trading momentum was supported by own brand strength, underpinned by continued network and service quality enhancements.
T. Deutschland remains committed to its ESG roadmap, aiming to deliver a sustainable digital future by striving for net zero emissions along the entire value chain (Scopes 1, 2+3) by 2040. In the 2025 EcoVadis sustainability assessment which covered four key areas: Environment, Labour & Human Rights, Ethics, and Sustainable Procurement; the Co. ranked among the top 5 telecommunications providers globally with a strong score of 80 out of 100 points.
Mobile contract net adds (ex. 3rd party MNO-accesses) were robust, Q2 +184k, improving +12.1% q-o-q (H1 348k), on sustained attractiveness of the O2 brand (attractive promotions) and planted growth initiatives in the business customer segment and partner business. In a competitive environment, Q2 O2 contract churn remained stable y-o-y at 0.9% (H1 1.0%). Overall, the mobile contract base (ex. 3rd party MNO-accesses) grew +4.7% y-o-y to 17.6m while total mobile contract (24.4m, -14.1%) reflects the anticipated progress of customer migration in the partner business.
O2 contract ARPU remained broadly stable y-o-y (Q2 -1.1%), mainly reflecting a higher share of 2nd and 3rd SIM cards, on the attractiveness of friends & family-offers. These naturally lead to lower ARPUs while being MSR-accretive.
Mobile prepaid saw disconnections slow to 26k in Q2 (H1 -334k vs. H1 24 -303k), while the ongoing prepaid to contract migration trend persists in the German market.
Fixed broadband posted -15k net losses in Q2 (H1 -15k vs. H1 24 -1k), driven by legacy DSL-churn, while cable and fibre offers remained attractive. Overall, churn stayed at low levels of 1.2% both, in Q2 and H1 (+0.2 p.p. y-o-y in both periods).

Financial performance
Revenue declined 2.4% in Q2 (H1: -2.2%) with improved core business momentum while the anticipated headwinds from transformation of the partner business weigh short-term on MSR-trends. Handset revenue fell -3.7% y-o-y in Q2 (H1 -4.2%) due to the ongoing market trend of longer replacement cycles combined with somewhat mounting consumer reluctance to spend. Fixed revenue was up 0.7% y-o-y, mainly on an improved value-mix.
EBITDA was down 6.0% y-o-y in Q2 (H1 -4.1%), reflecting focused strategy execution while short-term the partner customer migration weighs on the y-o-y comparison. As such, margin down 1.2 p.p. vs Q2 24 at 31.3% (H1 31.2%, -0.6 p.p.).
CapEx showed the usual back-end loaded in-year phasing (H1 -12.6% y-o-y and ratio of sales stood at 9.9%), while network roll-out and densification progressed (>3.5k network expansion measures, 200 new sites and 5G upgrades for >1k sites in H1), bringing 5G pop coverage to ~98% at the end of June-25.
Consequently, EBITDAaL-CapEx stood broadly stable vs. H1 24 (-1.0%) with the margin +0.1 p.p. to 12.0%.

TELEFÓNICA TECH
(y-o-y changes in organic terms)

Key messages
•Revenue growing at 9.6% y-o-y in H1 25 (Q2 +12.5%)
•Good commercial traction gives visibility for the rest of the year
•Strengthened AI & Data capabilities as a key driver to totalise customers

Telefónica Tech strengthened its position during Q2 25 as a leading provider of NextGen solutions, by enhancing its capabilities across multiple regions. Driven by its talent-first approach, Telefónica Tech employs over 7k professionals, ~80% based in Europe, and boasts more than 6.5k with certifications in leading third-party technologies.
Telefónica Tech is widely recognised by Industry Analysts: Gartner: “Leader in Private Mobile Network Services”, Everest Group: “Major Contender for MDR and SASE” (cybersecurity), Fortinet: “Partner of the Year 2024 award”, IDC: “Major Player in European Public Cloud IaaS” and “European Enterprise Private 5G Solutions”, GlobalData: “Very Strong in SD-WAN and Customer Contact Solutions”, Juniper Research: “Established Leader in Cellular IoT Market Competitor Leaderboard”, Avasant: “Innovator in Cybersecurity Services”.
T. Tech ESG commitment was recently recognised at the Belfast Telegraph Business Awards 2025.
All this reinforces its role as a trusted provider of digital transformation and next-generation technologies.

Operating performance
The solid commercial performance is reflected in bookings growing vs. H1 24 in line with revenue. Moreover, there is a healthy commercial funnel which gives visibility for the rest of the year. The public sector, financial services, and healthcare jointly account for ~40% of total sales in H1 25, with standout cases of sales totalisation of customers belonging to these key industries.
Cybersecurity capabilities were reinforced by a partnership with Wiz to enhance cloud security in multicloud environments with end-to-end visibility and threat detection, and Cloud capabilities were enhanced with SpyCloud to reinforce our Digital Risk Protection service with advanced identity threat intelligence.
In AI & Data, we expanded our offering through partnerships with Confluent (data streaming platform), Zylon (privacy-focused generative AI), Anjana Data and Collibra (AI and data governance).
Regarding, IoT, Telefónica Tech leverages AI to enhance remote lighting management enhanced by advanced AI capabilities (Smart Steps platform) resulting in achieving energy savings of up to 30%.
Finally, we continue to improve the value proposition for SMEs to help them to grow and be more secure, efficient and profitable.

Financial Performance
Revenues in Q2 25 (€566m) increased 12.5% y-o-y improving sequentially its trend primarily due to the acceleration in Spain, and especially in the Cloud business with a growing relevance in the public sector, financial services and healthcare. Revenue performance in Cybersecurity, IoT and AI & Data was strong as well. H1 revenue, €1,074m, increased 9.6% y-o-y.
The revenue composition is well diversified, with a strong contribution from Managed and Professional Services as well as proprietary platforms. As such, over 85% of revenue is generated in stable, hard-currency regions. The outlook for the remainder of the year is optimistic, supported by solid commercial execution and a robust sales pipeline.

TELEFÓNICA INFRA
Key Messages
•T. Infra contributes to the industrial transformation and efficiency of the operational units
•29.1m1 premises passed (PPs) with FTTH, >100k km2 of international connectivity
•Telxius delivered a consistently high EBITDA margin of 49% in H1 25

Operating performance
Telefónica Infra: maintains its role as growth enabler
In Spain, Bluevía (Vauban/CAA consortium 45%, Telefónica Infra 25% and Telefónica España 30%) continues to drive customer adoption in its 5m PPs base.
Fiberpass (Telefónica España 38%, Telefónica Infra 25% and Vodafone 37%) with 3.6m PPs is offering since March, wholesale services in urban and semiurban areas, supporting the reorganisation of the Spanish wholesale market.
In Brazil, FiBrasil (CDPQ 50%, Telefónica Infra 25% and Telefónica Brasil 25%) connected 151 municipalities with high-quality fibre (4.4m PPs in 22 states), consolidating as a neutral fibre provider, ensuring connectivity to more than 50 ISPs. On July 10th, Telefónica Brasil signed an agreement to acquire the 50% owned by CDPQ for an amount of R$850m, strengthening its leadership in the sector.
In the UK, nexfibre (InfraVia Capital Partners 50%, Telefónica Infra 25% and Liberty Global 25%) continued to deploy fibre (2.3m PPs).
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, Telefónica Infra 40% and Telefónica Deutschland 10%) is active in 8 federal states (“Länder”). Over 1m households are currently under construction or have already been deployed (0.6m already deployed).
ONNET Fibra Chile (KKR 60% and Telefónica Chile 40%), totaled 4.2m PPs as of Jun-25. Meanwhile, ONNET Fibra Colombia (KKR 60% and Telefónica Colombia 40%) progressed with its roll-out to 4.6m PPs and in Peru, Pangea totaled 3.4m PPs.
Telxius: a leading global connectivity provider
Telxius sustained positive traffic growth in H1 (+10% y-o-y), which, combined with the increase of bandwidth (Gbps) provisioned for capacity services (H1 +69% due to the incremental demand), and continuous cost management, resulted in solid profitability (H1 48.9% EBITDA margin).
In addition, Telxius is collaborating with Google on their deployment of Sol (new transatlantic subsea cable system connecting the U.S. and Spain), to provide the necessary infrastructure to land the cable in Santander, Spain. Also, Telxius recently achieved, in collaboration with a global leader in high-speed connectivity provider, a key milestone and industry first, a 1.3 Tb/s single wavelength transmission carried out across Marea submarine cable (6,600 km) between Virginia (USA), and Bilbao (Spain). This development will play a key role in boosting the capacity, reliability, and resilience of transatlantic connectivity.

1     Included in the total Group´s FTTH PPs
2     International fibre as of Jun-25

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

12%	of total Telefónica H1 25 organic revenue	7%	of total Telefónica H1 25 organic EBITDA
Key Messages
•Accelerating strategy execution: agreement for the sale of T.Uruguay and T.Ecuador
•Continued improvement in commercial results: second consecutive quarter of positive contract net adds
•Improvement in y-o-y EBITDA trend (-2.8% vs. -14.8% in Q1 25)

Operating performance
In Q2, progress continued in executing the regional strategy, reducing the Group’s exposure in Hispam:
•On May 21st, an agreement was reached with Millicom for the sale of Telefónica Uruguay for approximately €389m. The closing is subject to certain conditions, including regulatory approvals.
•On June 13th, an agreement was reached with Millicom for the sale of Telefónica Ecuador for approximately €330m. As with the previous agreement, the closing of the transaction is subject to certain conditions, including regulatory approvals.
In Q2 the ongoing improvement in commercial results continued, mainly in higher-value segments. In mobile, a second consecutive quarter of positive net adds in contract was achieved, nearly doubling Q1 (+125k; H1 +193k), thanks to Chile (mainly due to regulatory restrictions on portability), Colombia (quality improvement following the launch of the single network), and sustained strong performance in Mexico.
In fixed, FTTH network connections grew (Q2 +28k; H1 +81k) and nearly all broadband accesses are connected to FTTH (99%; +5 p.p. y-o-y). PPs amount to 13.9m (+1.9m y-o-y).

Financial performance
Revenue fell 2.9% y-o-y (H1 -2.8%), mainly due to Chile (revenue recognition associated with legacy network shutdowns in H1 24) and Colombia (lower B2B revenue). Conversely, service revenue growth in Mexico continued (+3.5%).
EBITDA declined 2.8%, mainly due to the aforementioned revenue impacts, although the y-o-y trend improved (Q1 -14.8%; H1 -8.6%), supported by Colombia (+1.3%). EBITDA margin stood at 20.0%, stable y-o-y.
EBITDAaL-CapEx decreased 40.8% y-o-y in H1 25 due to EBITDA and higher lease expenses in Colombia (linked to the start of operations of the single network). CapEx increased +3.9% vs. H1 24.

Evolution by Country
•Chile: In Q2 25, the improving trend in commercial results seen in previous quarters continued. For the second consecutive quarter, contract accesses grew, accelerating q-o-q (Q2 +9k; H1 +13k), driven by reduced portability (due to restrictive measures), resulting in lower churn (-0.4 p.p. y-o-y). FBB accesses improved, supported by reduced churn (-0.1 p.p.). Revenue improved and grew y-o-y (Q2 +0.7%; H1 -2.9%). EBITDA remained impacted by revenue recognition from legacy network shutdowns and fell -7.9% (H1 -9.2%; excluding this impact, EBITDA would have grown y-o-y in Q2 and H1). We will continue operating with 100% renewable energy through an agreement with Copec, supporting our commitments to decarbonisation and energy efficiency.
•Colombia: Accelerated growth in mobile accesses, achieving net adds of 75k contract accesses in Q2 (H1 +101k), thanks to quality improvements from the launch of the single network and the integration of fixed and mobile customers, positively impacting churn. Service revenue declined by -9.4% (H1 -7.9%), affected by B2B and wholesale business, partially offset by improvements in B2C in both fixed and mobile. EBITDA +1.3% (H1 -11.3%)

driven by efficiencies, improvements in B2C, and positive impacts from the "Red Única". We maintained an energy consumption of 27.2 MWh/PB, in line with the sustainable financing commitments agreed with Bancolombia.
•México: Sustained growth in contract accesses (Q2 +49k; H1 +96k) drives y-o-y service revenue (Q2 +3.5%; H1 +4.2%). EBITDA declined -12.9% y-o-y (H1 -7.4%), due to positive impacts on site closures (Q2 24). We joined the Reconecta program to support women returning to work after maternity through training, mentorship, and connections with leading companies. Our goal is to integrate 5 program graduates into our workforce in 2025.

Joint Venture, VMO2
(100% of VMO2; y-o-y changes in organic terms)
Key messages
•Continued focus on loyalty and value; improved mobile churn
•All 2025 guidance metrics reaffirmed
•Spectrum acquisition to raise VMO2’s share to ~30%; transfer expected in H2 25

Operating performance
VMO2 continued to strengthen its commercial and strategic positioning during Q2 25 through targeted partnerships and disciplined execution. The company announced a new strategic partnership with Daisy Group to extend its B2B reach, enabling access to a broader base of SME customers. These initiatives support VMO2’s strategy, focused on delivering value through fast, reliable connectivity and customer-centric service enhancements in a competitive market.
The fixed network footprint reached 18.5m UBB PPs, with 115k added in Q2 25, mainly driven by the accelerated pace of fibre upgrades across the existing network and the continued nexfibre build. In parallel, Virgin Media O2 agreed to acquire 78.8 MHz of spectrum for £343m, increasing its total mobile spectrum share to ~30%. The spectrum transfer is expected to begin in H2, with the 2025 investment funded by proceeds from the minority stake sale of Cornerstone in 2024. This transaction will support greater capacity, faster speeds and improved services for customers, and is part of a broader network sharing arrangement aimed at enhancing competition and coverage.
VMO2 continued to advance its ESG strategy by launching a nationwide campaign to support vulnerable customers during the UK’s digital switchover. Backed by the UK Government, the initiative aims to raise awareness and offers free support and testing to help the 2m individuals who rely on telecare alarms transition safely to digital landline services.
The contract mobile base declined by 74k in Q2 25 (H1: -196k), primarily driven by B2B customer disconnections, a lower ARPU segment, while performance in consumer improved compared to Q2 24. Despite this, O2 mobile contract churn remained stable q-o-q at 1.1%, improving y-o-y by 0.1 p.p., supported by loyalty initiatives.
In Q2, IoT accesses increased by 459k (H1: 757k), helping to sustain the mobile contract base, which remained at a robust 36.0m.
Fixed broadband net adds were -51k in Q2 (H1: -96k), broadly in line with Q1’s reduction, influenced by the annual price rise. Fixed-line ARPU remained stable y-o-y, with a sequential increase of £1.51.

Financial performance
Revenue declined 5.5% y-o-y in Q2 25 (H1: -4.9%), with mobile revenue falling -0.9% y-o-y in Q2 mainly driven by a drop in low-margin handset sales (-5.2% y-o-y). Fixed revenue decreased -1.7%, reflecting a smaller customer base, while ARPU remained stable supported by value focus. B2B revenue declined -8.2% y-o-y, largely reflecting a reduced level of long-term leases being entered into and lower annuity revenues. Other revenue fell -38.7% y-o-y, driven by continued lower level of nexfibre construction revenue compared to the prior year.
EBITDA fell 0.7% y-o-y in Q2 25 (H1: -1.8% y-o-y), attributable to a reduction in nexfibre construction, with growth excluding this impact supported by cost efficiencies.
CapEx reduced by 3.8% y-o-y in H1 25, with a CapEx/Revenue ratio of 20.6%. As a result, EBITDAaL-CapEx remained stable (+0.1% y-o-y) and EBITDAaL-CapEx/Revenue stood at 14.3%.

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	H1 25	H1 24	y-o-y % Chg	y-o-y % Org. Chg	Q2 25	Q2 24	y-o-y % Chg	y-o-y % Org. Chg

Revenue	18,013	18,634	(3.3)	1.5	8,953	9,298	(3.7)	1.5
Other income	684	534	28.1	14.1	307	261	17.6	22.1
Operating expenses	(12,796)	(13,002)	(1.6)	2.3	(6,357)	(6,486)	(2.0)	2.7
Impairments & losses on disposal of assets	(6)	(15)	(59.4)	(55.7)	2	(4)	c.s.	c.s.
EBITDA (1)	5,895	6,151	(4.2)		2,905	3,068	(5.3)
Depreciation and amortisation	(3,786)	(3,943)	(4.0)		(1,871)	(1,960)	(4.5)
Operating income (OI)	2,109	2,208	(4.5)		1,034	1,108	(6.7)
Share of profit (loss) of investments accounted for by the equity method	(299)	19	c.s.		(186)	(27)	n.s.
Net financial income (expense)	(787)	(874)	(10.0)		(433)	(453)	(4.3)
Profit before taxes	1,023	1,353	(24.4)		415	629	(34.1)
Corporate income tax	(396)	(221)	79.1		(224)	(95)	136.0
Profit for the period from continuing operations	627	1,132	(44.6)		191	534	(64.3)
Profit for the period from discontinued operations	(1,913)	(88)	n.s.		(206)	(54)	283.3
Profit for the period	(1,286)	1,044	c.s.		(15)	481	c.s.
Attributable to equity holders of the Parent:	(1,355)	950	c.s.		(51)	417	c.s.
From continuing operations	558	1,037	(46.3)		155	471	(67.0)
From discontinued operations	(1,913)	(87)	n.s.		(206)	(53)	288.2
Attributable to non-controlling interests:	69	94	(26.6)		36	63	(42.6)
From continuing operations	69	95	(26.8)		35	64	(44.4)
From discontinued operations	(1)	(1)	(47.8)		1	—	c.s.

EBITDA*	5,867	6,151	(4.6)	0.8	2,921	3,068	(4.8)	1.2
EBITDA* margin	32.6%	33.0%	(0.4 p.p.)	(0.2 p.p.)	32.6%	33.0%	(0.4 p.p.)	(0.1 p.p.)

Weighted average number of ordinary shares outstanding during the period (millions)	5,638	5,636	0.04		5,639	5,639	—
Basic earnings per share attributable to equity holders of the Parent (€):	(0.26)	0.14	c.s.		(0.02)	0.06	c.s.
From continuing operations (€)	0.08	0.16	(52.8)		0.02	0.07	(77.7)
From discontinued operations (€)	(0.34)	(0.02)	n.s.		(0.04)	(0.01)	288.2
Basic* earnings per share attributable to equity holders of the Parent from continuing operations (€)	0.15	0.21	(27.3)		0.07	0.11	(30.7)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (-€131m in H1 25 and -€135m in H1 24), by the weighted average number of ordinary shares outstanding during the period.
- Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been reclassified as held for sale in the consolidated statement of financial position at June 30, 2025, after the agreements reached for its sale on May 21, 2025 and June 13, 2025, respectively. According to IFRS, Telefónica Argentina, Telefónica Peru, Telefónica Uruguay and Telefónica Ecuador have been reported as discontinued operations within the Telefónica Group since January 1, 2025 and 2024 results have been revised accordingly.
(*) Adjusted. The reconciliation between reported, adjusted, and organic figures is included in the Selected Financial data published for the period.
(1) H1 25 EBITDA included €95m capital gain from the sale of 20% stake in Nabiax (data centre business) and €67m of restructuring costs mainly in Other Co. & Eliminations.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Jun 25	Dec 24	% Chg

Non-current assets	73,108	78,133	(6.4)
Intangible assets	9,687	9,875	(1.9)
Goodwill	16,386	16,461	(0.5)
Property, plant and equipment	18,914	21,439	(11.8)
Rights of Use	7,419	7,907	(6.2)
Investments accounted for by the equity method	7,837	8,375	(6.4)
Financial assets and other non-current assets	6,964	7,403	(5.9)
Deferred tax assets	5,901	6,673	(11.6)
Current assets	21,261	22,369	(5.0)
Inventories	879	954	(7.9)
Receivables and other current assets	9,608	10,445	(8.0)
Tax receivables	1,100	970	13.4
Other current financial assets	2,109	1,800	17.2
Cash and cash equivalents	6,505	8,062	(19.3)
Non-current assets and disposal groups held for sale	1,060	138	n.s.

Total Assets = Total Equity and Liabilities	94,369	100,502	(6.1)

Equity	20,974	22,749	(7.8)
Equity attributable to equity holders of the parent and other holders of equity instruments	17,283	19,347	(10.7)
Equity attributable to non-controlling interests	3,691	3,402	8.5
Non-current liabilities	48,271	52,019	(7.2)
Non-current financial liabilities	30,883	33,192	(7.0)
Non-current lease liabilities	5,506	6,077	(9.4)
Payables and other non-current liabilities	3,924	3,693	6.3
Deferred tax liabilities	2,594	2,905	(10.7)
Non-current provisions	5,363	6,152	(12.8)
Current liabilities	25,125	25,734	(2.4)
Current financial liabilities	6,266	5,590	12.1
Current lease liabilities	2,040	2,226	(8.4)
Payables and other current liabilities	13,925	14,606	(4.7)
Current tax payables	919	1,614	(43.1)
Current provisions	1,434	1,665	(13.9)
Liabilities associated with non-current assets and disposal groups held for sale	541	33	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €251m, €2,083m included as financial liabilities and €2,333m included as financial assets.
- Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been reclassified as held for sale in the consolidated statement of financial position at June 30, 2025, after the agreements reached for its sale on May 21, 2025 and June 13, 2025, respectively.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	H1 25	H1 24	y-o-y % Chg

Cash received from operations	22,100	22,609
Cash paid from operations	(16,617)	(16,938)
Net payments of interest and other financial expenses net of dividends received	(803)	(789)
Taxes proceeds/(paid)	(297)	(273)
Net cash flow provided by operating activities from continuing operations	4,383	4,609	(4.9)
Net cash flow provided by operating activities from discontinued operations	62	57	8.8
Net cash flow provided by operating activities	4,445	4,666	(4.7)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(2,707)	(2,743)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	573	(52)
Proceeds/(payments) on financial investments not included under cash equivalents	(451)	59
Net proceeds/(Payments) for temporary financial investments	(901)	(1,005)
Net cash flow used in investing activities from continuing operations	(3,486)	(3,741)	(6.8)
Net cash flow used in investing activities from discontinued operations	(226)	(374)	(39.6)
Net cash flow used in investing activities	(3,712)	(4,115)	(9.8)

Dividends paid	(931)	(972)
Proceeds/(payments) from share capital increase/(decrease) with minorities interest	(122)	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(164)	(1,135)
Operations with other equity holders (1)	(188)	(200)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,483	2,547
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(1,896)	(1,559)
Lease Principal Payments	(1,167)	(1,053)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(47)	(89)
Net cash used in financing activities from continuing operations	(2,032)	(2,461)	(17.4)
Net cash used in financing activities from discontinued operations	(88)	157	c.s.
Net cash used in financing activities	(2,120)	(2,304)	(8.0)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	(170)	(94)
Net increase (decrease) in cash and cash equivalents during the year	(1,557)	(1,847)	(15.7)

Cash and cash equivalents at the beginning of the period	8,062	7,151
Cash and cash equivalents at the end of the period	6,505	5,304
(1) Includes issuance and coupons of undated deeply subordinated securities.
- Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been reclassified as held for sale in the consolidated statement of financial position at June 30, 2025, after the agreements reached for its sale on May 21, 2025 and June 13, 2025, respectively. According to IFRS, Telefónica Argentina, Telefónica Peru, Telefónica Uruguay and Telefónica Ecuador have been reported as discontinued operations within the Telefónica Group since January 1, 2025 and 2024 results have been revised accordingly.

Alternative performance measures
The Group's management utilises a range of Alternative Performance Measures (APMs) alongside those expressly defined in the IFRS to gain additional insights into the Group's performance, solvency, and liquidity. However, it's important to note that these measures should not be viewed in isolation or as substitutes for IFRS measures.
Group consolidated results include the deconsolidation of Telefónica Argentina since February 24, 2025 and Telefónica Peru since April 13, 2025. Assets and liabilities from Telefónica Uruguay and Telefónica Ecuador have been reclassified as held for sale in the consolidated statement of financial position at June 30, 2025, after the agreements reached for its sale on May 21, 2025 and June 13, 2025, respectively. According to IFRS, Telefónica Argentina, Telefónica Peru, Telefónica Uruguay and Telefónica Ecuador have been reported as discontinued operations within the Telefónica Group since January 1, 2025 and 2024 results have been revised accordingly.
EBITDA and EBITDAaL (from continuing operations)
Earnings before depreciation and amortisation (EBITDA) is calculated by excluding solely depreciation and amortisation from Operating Income. EBITDAaL is calculated deducting amortization of rights of use and interest of lease liabilities from EBITDA. EBITDA and EBITDAaL are used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. EBITDA and EBITDAaL are commonly reported measures and are widely used among analysts, investors, and other interested parties in the telecommunications industry, although not defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. EBITDA and EBITDAaL should not be considered as a substitute for Operating Income.
EBITDAaL-CapEx (from continuing operations)
EBITDAaL-CapEx is defined as EBITDAaL reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures excluding spectrum acquisitions, together with EBITDAaL in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
EBITDAaL-CapEx is not a measure expressly defined in IFRS, and therefore may not be comparable to similar indicators used by other companies. In addition, EBITDAaL-CapEx should not be considered a substitute for Operating Income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Adjusted EBITDA, Adjusted EBITDAaL, Adjusted EBITDAaL-CapEx (from continuing operations)
“Adjusted” result or results in “adjusted” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates or hyperinflation. The adjusted result is calculated for EBITDA, EBITDAaL and EBITDAaL-CapEx. The "adjusted" result provides useful information for the company and market agents because:
•It provides additional information on the adjusted performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the adjusted analysis of the business.
•The inclusion of the business adjusted performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, Adjusted EBITDA, Adjusted EBITDAaL and Adjusted EBITDAaL-CapEx are defined as the EBITDA, EBITDAaL and EBITDAaL-CapEx adjusted by the following factors: restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts.
Furthermore, the Group uses the EBITDA margin measure, which is the result of dividing Adjusted EBITDA by revenue, and EBITDAaL-CapEx margin, obtained by dividing Adjusted EBITDAaL-CapEx by revenue and serving as a measure of operating leverage.

Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein.
Organic variations are used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2025/2024 is defined as the reported variation adjusted by the following factors:
•Considers a constant perimeter of consolidation and discontinued operations are excluded.
•Does not include restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non-ordinary impacts. CapEx also excludes investment in spectrum.
•Assumes average constant foreign exchange rates of 2024. The reported variation of the companies of countries with hyperinflationary economies (Venezuela) is excluded.
Debt indicators
a.Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities”, “Payables and other current liabilities” and “Current tax payables” (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
b.Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over Adjusted EBITDAaL for the past 12 months, including or excluding the adjusted EBITDAaL of the companies which are incorporated or removed from the perimeter of consolidation.

Free Cash Flow (from continuing operations)
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities from continuing operations” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets (excluding spectrum payments), dividends paid to minority interests and lease principal payments.
We only consider dividends stemming from free cash flow generated by the UK JV, excluding potential recapitalisations which are decided annually based on market conditions, and any other potential cash available for distribution. Additionally, hybrid coupon payments are incorporated for a clearer view of available recurrent cash generation.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
Adjusted Net Income and Adjusted EPS (from continuing operations)
Adjusted Net income and Adjusted EPS are defined as the reported Net Income and EPS as adjusted by the following factors:
•Restructuring costs, significant capital gains/losses from the sale of companies, goodwill impairment charges and material non ordinary impacts, in line with the Adjusted EBITDA calculation.
•Amortisation of intangible assets from purchase price allocation processes.
•The positive or negative impact in Share of Results of investments accounted for by the equity method of FX differences and changes in the fair values of VMO2’s derivatives recorded in its financial results.
The Adjusted Net Income and Adjusted EPS measures provide useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "adjusted" is not a term defined in IFRS, and the "adjusted" measures included herein may not be comparable to similar measures presented by other companies.
The detailed calculation of the Group's EBITDA and EBITDAaL, the reconciliation between Reported and Adjusted data, the organic variations, the reconciliation of the Group's gross financial debt, net financial debt and net financial debt plus leases, the reconciliation of the Group's leverage ratio, and the reconciliation of Group's net cash flow from operations and the Free cash flow can be found in Jan-Jun 2025 selected financial information.
Furthermore, the “Alternative measures not defined in IFRS” are detailed in the Note 2 of the condensed consolidated interim financial statements for the six-months ended June 30, 2025.

DISCLAIMER

This document has been prepared by Telefónica, S.A. (“Telefónica” or the “Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above.
This document may contain forward-looking statements (including forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995). These forward-looking statements may include financial and other forecasts and estimates, as well as statements regarding plans, objectives and expectations of the Telefónica Group. The forward-looking statements can be identified, in certain cases, through the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “risk,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which such statements are made or by the forward-looking nature of discussions of strategy, plans, objectives or intentions. These forward-looking statements include statements regarding our intent, belief or current expectations with respect to, among other things, the effect on our results of operations of competition in telecommunications markets; trends affecting our business, financial condition, results of operations or cash flows; ongoing or future acquisitions, investments or divestments; our capital expenditures plan; our estimated availability of funds; our ability to repay debt with estimated future cash flows; our shareholder remuneration policies; supervision and regulation of the telecommunications sectors where we have significant operations; our environmental, social and governance commitments and targets; our existing or future strategic partnerships or joint ventures; the potential for growth and competition in current and anticipated areas of our business; and the outcome of pending or future litigation or other legal proceedings and investigations.
Any such forward-looking statements reflect the current views of the Telefónica Group’s management and may change over time. They do not intend to be exhaustive, and they have not been verified or audited by any third party. Telefónica's opinions and aspirations with respect to future events do not represent any guarantee of future fulfilment or profitability, and they are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such forward-looking statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the relevant supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (“CNMV”) and the U.S. Securities and Exchange Commission (“SEC”).
You are cautioned not to place undue reliance on any forward-looking statements contained in this document. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the forward-looking statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to any alternative performance measures (APMs) used in this document are included in the Appendix “Alternative performance measures”, page 21 of this document. This document also contains sustainability information, that may include environmental, social and governance-related metrics, statements, goals, commitments and opinions. The sustainability information has been prepared with various materiality analyses, estimates, assumptions and data collection and verification practices and methodologies, both external and internal, which may differ from those used by other companies.
Moreover, the information contained herein should be considered only together with Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2025, submitted to the CNMV, in Note 2, page 9 of the .pdf filed. Recipients of this document are invited to read it.
Neither this document nor any of their contents constitute an offer to purchase, sell or exchange any security, a solicitation of any offer to purchase, sell or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30, 2025	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.